David K. Robbins

Direct Phone:	213.680.6560
Direct Fax:	213.830.8660

david.robbins@bingham.com

August 18, 2009

Via EDGAR, FACSIMILE AND OVERNIGHT COURIER

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Texas Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by Shamrock Activist Value Fund, L.P. et al.
Filed on August 6, 2009
File No. 1-04887

Dear Ms. Kim:

This letter responds to your letter dated August 12, 2009 regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on August 6, 2009 by Shamrock Activist Value Fund, L.P. (“SAVF”) and certain of its affiliates named as filing persons therein (which we collectively refer to as the “Shamrock Activist Value Fund”). For convenience of reference, we have included the text of the Staff’s comments in bold, italicized text below, followed by SAVF’s response.

Schedule 14A

General

1.     We note that this filing refers security holders to information to be contained in the company’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

SAVF has not determined whether it will disseminate its proxy statement prior to the distribution of the proxy statement of Texas Industries, Inc. (the “Company”). However, if SAVF does distribute its materials before the Company does, it will provide any omitted requested information to security holders in the form of a proxy supplement.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 18, 2009

2.    Please confirm to us that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice of internet availability informing them that the materials are available and explaining how to access those materials. Refer to Rule 14a-16 and Exchange Act Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

SAVF will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and currently intends to provide a full set of proxy materials and information in the proxy statement as to what materials are available online and explain how to access those materials, per Rule 14a-16(n). See pages 4 and 20 of the revised Preliminary Proxy Statement filed concurrently herewith.

3.     Please advise us as to why Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney are not participants in the proxy solicitation and are not filing persons on the Schedule 13D. Refer to Instruction 3 to Item 4 of Schedule 14A and Rule 13d-3(a)(1) and (2).

On behalf of the Shamrock Activist Value Fund, we supplementally advise the Staff that Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney (collectively, the “Disneys”) are not filing persons on the Schedule 13D filings by SAVF and the other reporting persons named therein (including any amendment, the “Schedule 13D”) because they are only investors in Shamrock Holdings, Inc. (“SHI”) and do not exercise or control the investment or voting activities of SHI or any of the other entities who are filing persons on the Schedule 13D. Accordingly, because the Disneys do not exercise voting or investment power with respect to the Texas Industries common stock held by SAVF or Shamrock Activist Value Fund IV, L.P. (“SAVF IV”), they are not listed as filing persons on the Schedule 13D.

In addition, none of the Disneys has any involvement in selecting the investments of SAVF or SAVF IV, they do not control whether or not the Shamrock Activist Value Fund engages in any proxy contest or other activist shareholder investing activities, they were not involved in the decision to invest in Texas Industries or to pursue a proxy contest with respect to Texas Industries, they have not solicited, and are not expected to solicit, proxies with respect to the matters to be voted on at the 2009 Annual Meeting of Shareholders (the “Annual Meeting”), and only SAVF and SAVF IV are funding the proxy solicitation efforts. The Shamrock Activist Value Fund therefore respectfully believes none of the Disneys come within the definition of a “participant” as set forth in Instruction 3 to Item 4 of Schedule 14A. Accordingly, the Shamrock Activist Value Fund does not believe that any of the Disneys is or will be a “participant” in the proxy solicitation, and therefore respectfully believes they should not be included among the “participants” in the proxy statement. In contrast, as reflected in the Schedule 13D, Stanley P. Gold has beneficial ownership of a majority of the shares of SHI, which is why he is listed as a filing person in the Schedule 13D and as a participant in the proxy solicitation.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 18, 2009

4.     We note from the Schedule 13D that the participants own 10.2% of the common stock of Texas Industries. In an appropriate location, please include the information required by Item 7(b) of Schedule 14A and corresponding Item 405 of Regulation S-K.

SAVF respectfully believes all information regarding its nominees required by Item 7(b) of Schedule 14A is included in the Preliminary Proxy Statement. The Preliminary Proxy Statement has been revised to provide additional disclosure regarding Section 16(a) beneficial ownership reporting compliance by the participants. See page 24 of the revised Preliminary Proxy Statement filed concurrently herewith.

5.     We note that your nominees are “committed to seeking changes designed to improve the Company’s performance,” “to reviewing strategic alternatives” and advocating “substantial operational improvements.” Please revise to specifically describe these changes, strategic alternatives, and operational improvements.

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 5 of the revised Preliminary Proxy Statement filed concurrently herewith. Texas Industries’ operating margins and return on invested capital over multiple years have lagged the results for Texas Industries’ 2008 self-selected peer group, and its stock currently trades at a deep discount to both its 2008 self-selected peers and what the Shamrock Activist Value Fund believes to be its intrinsic value. The Company’s most recent quarterly loss, the Shamrock Activist Value Fund believes, further demonstrates the need for new directors that can both provide the necessary oversight and hold management accountable. However, the Shamrock Activist Value Fund does not believe that at this time it is appropriate to identify, predict or advocate for specific changes, transactions or operational improvements in a publicly filed document. If elected, the SAVF nominees as fiduciaries must exercise their own independent judgment and comply with their duty of care before advocating any course of action on these material matters. The Shamrock Activist Value Fund and SAVF’s nominees do believe that the goals of improving returns on invested capital, better allocating and investing the Company’s capital through a careful review and analysis of its capital allocation policies, and making appropriate corporate governance improvements are reasonable means to promote and restore shareholder value, as stated in SAVF’s proxy materials. To the extent the Shamrock Activist Value Fund or the SAVF nominees conclude there are specific actions that are appropriate to publicly advocate or recommend in connection with the solicitation of proxies, such conclusions would be disclosed in supplemental proxy materials filed with the SEC, to the extent legally required.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 18, 2009

Proposal I: Election of Directors, page 5

Background of SAVF Nominations and SAVF Proposals, page 6

6.     Please revise to describe the material details of any discussions or correspondence with the company’s directors or management.

The Preliminary Proxy Statement has been revised to provide additional information regarding discussions and correspondence with the Company’s directors or management. See pages 6 and 7 of the revised Preliminary Proxy Statement filed concurrently herewith. In addition, a number of items of correspondence, including SAVF’s notices of shareholder nominations and shareholder proposals and a letter to the board of directors regarding the August 3, 2009 meeting with Messrs. Brekhus and Rogers, previously were filed under cover of Schedule 14A. We supplementally advise the Staff that in SAVF’s view, there was little substantive or material discussion during the July 29th and August 3rd meetings described in this section, because these discussions centered primarily on the history of the Company and the Company’s perspective on its industry, business and governance matters, in line with prior public disclosures on those matters.

Reasons to Vote for the SAVF Nominees, page 7

7.     Please revise the first three bullets to include examples that support your assertions, as you have done in the fourth bullet. Please also revise to include quantitative support where applicable.

The referenced disclosure has been revised to provide specific examples and quantitative support in response to the Staff’s comment. See page 7 of the revised Preliminary Proxy Statement filed concurrently herewith.

Effect of Electing SAVF Nominees, page 11

8.     Please revise to clarify that there is no assurance that the registrant’s directors will serve with any of your nominees, if elected.

The disclosure has been revised per the Staff’s comment to indicate there is no assurance that the registrant’s directors will serve with any of SAVF’s nominees, if elected. However, the Shamrock Activist Value Fund knows of no reason or statement by any Company director that they would not serve with any SAVF nominees who are elected. See page 11 of the revised Preliminary Proxy Statement filed concurrently herewith.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 18, 2009

9.     We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The advance notice provisions of the Company’s bylaws include certain requirements regarding the nomination of directors by shareholders. The bylaws do not specifically address the issue of substitute nominees. We note that neither SAVF, SAVF IV nor any other shareholder controls the director election process. For example, the size of the board of directors could be increased before the Annual Meeting resulting in additional seats being up for election at the Annual Meeting, or the Company could postpone the Annual Meeting which may re-open the advance notice nomination window. SAVF has therefore reserved its right as a shareholder to make director nominations, including substitute nominations, and has expressly advised the Company in its notices of director nominations and shareholder proposals that it does not concede the legality of the advance notice bylaw provisions and reserves the right to challenge their validity. Our client believes that if SAVF were to propose additional or substitute nominees, the Company will either allow such additional or substitute nominations or the parties will litigate the issue, in which case the validity of any additional or substitute nominations would be adjudicated under applicable Delaware law.

However, if the participants identify or nominate additional or substitute nominees before the Annual Meeting, SAVF would file an amended proxy statement (or supplemental proxy materials) that (i) identifies the additional or substitute nominees, (ii) discloses whether such nominees have consented to being named in the revised proxy statement (or supplemental proxy materials) and to serve if elected and (iii) includes any disclosures required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The SAVF Proposals, page 12

10.     Please describe any direct or indirect interest in the declassification, majority voting or poison pill proposals. Refer to Item 5(b)(1) of Schedule 14A. For example, please describe any takeover plans or intentions. In addition, please address whether the declassification or majority voting proposals will affect the election of your nominees.

SAVF’s three shareholder proposals are non-binding. Therefore, shareholder approval of any of SAVF’s shareholder proposals merely indicates the level of

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 18, 2009

shareholder support for the Company’s board of directors taking the actions requested in the resolution. The passage of any or all of the SAVF shareholder proposals would not result in any changes whatsoever without subsequent board action, and therefore would not have any effect on the election of SAVF’s nominees. Additional disclosure to this effect has been added on page 13 of the revised Preliminary Proxy Statement filed concurrently herewith. We also respectfully direct the Staff’s attention to the statements made on page 24 in the “Certain Information Regarding the Participants” section of the revised Preliminary Proxy Statement, which states that none of the SAVF Nominees, the Shamrock Activist Value Fund nor any other participants has any substantial interest (by security holdings or otherwise) in the matters subject to the solicitation (including the three shareholder proposals), other than as described in the Preliminary Proxy Statement. As reflected in the Schedule 13D, the Shamrock Activist Value Fund does not plan or intend to seek control of the Company, or effect any similar takeover plan, and therefore such matters are not addressed in SAVF’s proxy materials.

Proposal 2 – Board Declassification Resolution, page 13

11.     Please revise to address how the proposal will affect the unexpired terms of directors elected to the board at or prior to the upcoming meeting and whether it will disqualify previously elected directors from completing their terms.

Additional disclosure has been added in response to the Staff’s comment, on page 13 of the revised Preliminary Proxy Statement filed concurrently herewith.

Proposal 3 – Majority Voting Resolution, page 14

12.     We note that any incumbent director who fails to receive a majority vote in favor of their re-election will be required to resign. Please address how vacancies by resignation or by the failure to receive majority votes will be filled.

As noted, the Majority Voting Resolution is non-binding and its approval merely indicates the level of shareholder approval for the board of directors taking the action requested in the resolution. The means by which resulting vacancies would be filled would be governed by the Company’s bylaws or applicable Delaware law, and would depend in part upon whether and how the board of directors chose to implement the shareholder request articulated in the proposal. Therefore, we respectfully believe a description of how vacancies would be filled would be speculative at this time, and would be irrelevant to the extent that the board of directors ultimately chose not to implement majority voting.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 18, 2009

Proposal 4 – Shareholder Vote on the Poison Pill Resolution, page 15

13.     Please revise to briefly describe the terms of the rights agreement.

The Preliminary Proxy Statement has been revised to briefly describe the terms of the rights agreement and associated rights, based on the Company’s public disclosure of the terms thereof, and to refer shareholders to the Company’s filings on such matters, should they desire additional information. See page 15 of the revised Preliminary Proxy Statement filed concurrently herewith.

Cost and Method of Solicitation, page 20

14.     We note that “employees, affiliates or representatives” may solicit proxies. Please revise to include all of the information required by Item 4(b)(2) and (3) of Schedule 14A.

The Preliminary Proxy Statement has been revised to clarify which entity’s employees, officers and representatives may engage in the solicitation and to affirmatively state that no specially engaged employees, representatives or other persons (other than MacKenzie Partners, Inc.) are being retained to solicit proxies. See page 20 of the revised Preliminary Proxy Statement filed concurrently herewith.

Certain Information Concerning the Participants, page 21

15.     We note that Shamrock Partners has agreed to pay Michael M. Rubey a fee of 10% of any profits realized from Shamrock Activist Value Fund’s investment in the company. Please describe how the “profits realized” will be calculated and describe any other material terms of the agreement.

The Shamrock Activist Value Fund respectfully believes the only material term of the profit sharing arrangement with Mr. Rubey is the percentage of profits to which he is entitled, and that additional disclosure of how any such profit may be calculated is not material or helpful to a shareholder in determining how to vote at the Annual Meeting. However, the Staff is supplementally advised that for purposes of determining Mr. Rubey’s fee, “profits realized” is based on Shamrock Partners’ allocable portion of the net proceeds from the investment in Texas Industries common stock (assuming for this purpose that this was the sole investment), after deducting the fees, costs and expenses related thereto, and after allocating to the partners in SAVF and SAVF IV the portion of the net proceeds to which such partners are entitled as a return of capital and as an excess allocation based on whether the investment outperformed an objective performance benchmark.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 18, 2009

Additional Information, page 24

16.     Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer in the last sentence in this section.

The Preliminary Proxy Statement has been revised to delete the disclaimer in the last sentence in this section, per the Staff’s request. See page 25 of the revised Preliminary Proxy Statement filed concurrently herewith.

Form of Proxy Card

17.     Please revise the form of your proxy card to disclose that you are proposing the matters to be acted upon. Please see Rule 14a-4(a)(3).

The form of proxy card has been revised to identify those matters SAVF is proposing to be acted upon.

18.     Please revise to indicate the color of the proxy card.

The form of proxy card has been revised to prominently indicate its color.

19.     We note that you state: “[t]his proxy will be valid until the sooner of one year from the date indicated on the reverse side hereof or the completion of the Annual Meeting.” Please revise or advise us as to the purpose of this language and how this duration complies with Rule 14a-4(d)(3).

The form of proxy card has been revised in response to the Staff’s comment.

Per the Staff’s request, we also acknowledge on behalf of the Shamrock Activist Value Fund:

(i)     the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)     the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 18, 2009

Please direct any questions regarding these responses to me at (213) 680-6560. You may also contact me via facsimile at (213) 830-8660 or via email at david.robbins@bingham.com.

Sincerely yours,

/s/ David K. Robbins
David K. Robbins